Exhibit 99.1

Borr Drilling Limited - Notification of PDMR trade

Borr Drilling Limited (the “Company”) has today received trade notification from the following person discharging managerial responsibilities (“PDMRs”):

Kate Blankenship, Director of Borr Drilling purchased 40,000 shares on NYSE at a price of USD 0.8325 per share. Following the purchase, Mrs. Blankenship, with close associates, owns 327,601 shares in the Company.

July 12, 2021
Hamilton, Bermuda

This information is subject to disclosure requirements pursuant to 5-12 of the Norwegian Securities Trading Act and article 19 of the Regulation EU 596/2014 (Market Abuse Regulation).